EXHIBIT 99.1

Himax Technologies, Inc. Reports Second Quarter 2021 Financial Results; Provides Third Quarter 2021 Guidance

Company Q2 2021 Revenues and Gross Margin were Both at the Upper Range of the Guidance. EPS Exceeded the Guidance; Revenues, Gross Margin and EPS, Again, All Reached All-Time Highs

Provides Q3 2021 Guidance: Revenues to Increase by 13% to 17% sequentially, Gross Margin is expected to be in the range of 50.5% to 52.0%, Non-IFRS Profit per Diluted ADS to be around 75.0 Cents to 81.0 Cents, and IFRS Profit per Diluted ADS to be around 63.0 Cents to 69.0 Cents

  Revenues, gross margin and EPS all reached all-time highs in Q2 2021
  Q2 revenues was $365.3M, an increase of 18.2% QoQ.  Exceeded the guidance of an increase of around 15-20%. Continuous strong demands across all major business segments in Q2
  Q2 gross margin reached 47.5%, significantly up from the 40.2% in Q1 2021. Positioned at upper range of the guidance of 45.5% - 47.5%
  Product sales: large driver ICs, 23.4% of revenues, up 22.2% QoQ; small and medium-sized driver ICs, 63.1% of revenues, up 13.0% QoQ; non-driver products, 13.5% of revenues, up more than 40% QoQ
  Capacity shortage remained across all business segments in Q2. Company continued to strategically allocate assessible capacity favoring high margin product areas and key customers
  Q2 non-IFRS after-tax profit was $109.1M, or 62.4 cents per diluted ADS. Exceeded the guidance of 54.2 cents to 60.2 cents per diluted ADS
  Q2 non-IFRS operating income was $134.3 million, or 36.8% of sales, versus 27.5% of sales in the last quarter. Again, both operating income and operating margin reached historical highs
  Decent sequential increases in monitor and NB IC businesses in Q2 thanks to persisting demand for WFH/LFH.  TV revenue was up an impressive double-digit QoQ mainly due to strong shipments of high-end TV products, including those to a world-leading end customer, as reported in last earnings call
  SMDDIC saw continued strong momentum in Q2, where automotive segment grew more than 22% QoQ, the highest growth among SMDDIC businesses. Q2 tablet sales continued to break sales records and accounted for more than 23% of total sales, slightly above smartphone IC business in weighting
  Q2 Tablet TDDI sales were up more than 30% QoQ which illustrated Company’s market leadership in non-iOS tablet and TDDI’s increasing penetration in the tablet market. Q2 Smartphone TDDI posted low single digit sequential growth due to the Company’s capacity allocation decision
  Himax is the pioneer in the world of automotive TDDI development, having started the first generation TDDI mass production as early as the Q2 2019. Further upgraded its design and now Himax’s Gen 2 TDDI for automotive has officially entered into mass production in Q3 with dominating design-win coverage across literally all display makers, numerous Tier-1 players and leading car manufactures across all automotive markets
  Q2 Tcon business registered a remarkable over 60% QoQ. Company anticipates Q3 Tcon sales to up mid-teens QoQ from some of the high value products areas such as 4K/8K TV, gaming monitor, and low power notebook
  For Himax’s WiseEye solution business, the Company is pleased to report new awards during Q2 from utility meter, battery camera and panoramic video conferencing applications. Some of these applications are expected to enter into mass production beginning Q4 2021
  In view of the foundry shortage and growing demand, the Company has entered into strategic agreements with foundry partners to cover both short-term and long-term needs. Likewise, Company is entering into strategic agreements with customers, including indirect end customers, who wish to secure IC supplies. All such contractual arrangements will help boost Himax’s future growth prospect and improve earnings visibility. Looking further ahead, Himax expects to also secure more capacity for 2022 as compared to 2021

TAINAN, Taiwan, Aug. 05, 2021 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, announced its financial results for the second quarter ended June 30, 2021.

“The semiconductor industry continues to go through a severe foundry shortage, especially in the mature process nodes where we are mainly anchored. With foundries running at more than full capacity while demand shows no indication of abating, the long-lasting unaddressed supply-demand imbalance remains. In view of the foundry shortage and anticipated growing demand for the foreseeable future, we have entered into strategic agreements with foundry partners to cover both our short-term and long-term needs. We are in the process of entering into further such agreements as we speak, with some of them involving new foundry partners, leaving nothing untried to expand our capacity pool. Likewise, across various product lines, we are entering into strategic agreements with customers who wish to secure their IC supplies. Some of them are indirect customers who don’t necessarily source ICs directly from us but still wish to enter into supply deals with us to ensure that their direct vendors, mostly panel makers in our case, will get their desired supply quantities from us. All such contractual arrangements will help boost our future growth prospects and improve earnings visibility,” said Mr. Jordan Wu, President and Chief Executive Officer of Himax.

“Notwithstanding all these efforts, demand continues to outpace supply and we believe the imbalance could last well into 2022. However, we are on track for more accessible capacity to grow our business quarter by quarter this year. Looking further ahead, we expect to also secure more capacity for 2022 as compared to this year. We will provide more details as they come available,” concluded Mr. Jordan Wu.

Second Quarter 2021 Financial Results

Himax recorded net revenues of $365.3 million, an increase of 18.2% sequentially and an increase of 95.3% compared to the same period last year. The sequential increase was at the upper range of the guidance of an increase of around 15-20% quarter-over-quarter. Gross margin was 47.5%, at the upper range of the guidance of 45.5% to 47.5% and a significant 7.3 percentage points improvement from the 40.2% of the first quarter 2021. Non-IFRS profit per diluted ADS was 62.4 cents, exceeding its guidance of 54.2 cents to 60.2 cents. IFRS profit per diluted ADS was 62.3 cents, exceeding its guidance of 54.0 cents to 60.0 cents.

Revenue from large display drivers was $85.4 million, up 22.2% sequentially and up 43.7% year-over-year with sales growing through all three major product areas, namely TV, monitor and notebook. Both monitor and notebook IC revenues delivered decent sequential increases thanks to continuous home working and distance education demands. TV revenue was up an impressive double-digit quarter-over-quarter mainly due to strong shipments of high-end TV products, including those to a world-leading end customer, as the Company indicated in the last earnings call. Large panel driver ICs accounted for 23.4% of total revenues for this quarter, compared to 22.6% in the first quarter of 2021 and 31.8% a year ago.

Small and medium-sized display drivers saw continued strong momentum with revenue of $230.6 million, up 13.0% sequentially and up 133.4% year-over-year. Automotive segment delivered a more than 22% sequential increase in Q2, the highest growth among the three segments in the small and medium-sized driver IC business. TDDI for tablet was up more than 30% sequentially, a continuation from the high base last quarter, while smartphone TDDI posted low single digit sequential growth. Small and medium-sized segment accounted for 63.1% of total sales for the quarter, compared to 66.1% in the previous quarter and 52.8% a year ago.

The second quarter smartphone sales came in better-than-expected, with revenue reaching $83.9 million, up more than 200% compared to the same period last year. The smartphone segment represented around 23% of total sales in Q2. Company's smartphone TDDI sales were still capped by severe capacity constraint and as the Company explained before, it continued to strategically allocate more capacity to tablet TDDI at the expense of smartphone shipment as the Company was the major supplier in the tablet TDDI market. Sales of traditional smartphone DDICs grew nicely as expected with seasonal demand. As mentioned several times before, traditional smartphone DDICs are quickly being replaced by TDDI and AMOLED.

Tablet revenue continued to break sales records, reaching $85.3 million in Q2. Tablet sales grew 17.0% sequentially and doubled year-over-year, reflecting strong market demand from home working and online learning as well as its market share gains. Tablet revenue accounted for more than 23% of total sales in the second quarter, slightly above its smartphone IC business in weighting. While Company's tablet TDDI sales continued an uninterrupted growth streak since the product’s initial mass production in the first quarter of 2020, Himax’s shipments were still limited by the ongoing industry-wide capacity shortage. The accelerated growth, however, illustrated Himax's market leadership in non-iOS tablet market and TDDI’s increasing penetration in the tablet market. Revenue of traditional discrete driver ICs for tablet was flat sequentially in the second quarter as the market continued to be quickly replaced by TDDI.

Second quarter driver IC revenue for automotive amounted to $53.3 million, up 22.1% sequentially and more than doubled year-over-year, while demand continued to outpace supply. Automotive driver IC business accounted for around 15% of total revenues in the quarter. As predicted in the last earnings call, the Company expects its automotive shipment to grow quarter over quarter in 2021 and into next year.

Second quarter revenue from its non-driver businesses was $49.3 million, up more than 40% sequentially and up more than 70% year-over-year. Tcon business registered a remarkable growth of over 60% sequentially, up more than 130% year-over-year. Non-driver products accounted for 13.5% of total revenue, as compared to 11.3% in the first quarter of 2021 and 15.4% a year ago.

Gross margin for the second quarter was 47.5%, up from 40.2% of the previous quarter and greatly increased from 21.0% of the same period last year.

Non-IFRS operating expenses for the second quarter were $39.3 million, little changed from the previous quarter but up 5.7% from a year ago mainly because of increased salary.

Reflecting higher sales and better gross margin, non-IFRS operating income was $134.3 million, or 36.8% of sales, versus 27.5% of sales in the last quarter. Again, both operating income and operating margin reached historical highs. Non-IFRS after-tax profit was $109.1 million, or 62.4 cents per diluted ADS, a new record high and greatly up from $67.1 million, or 38.4 cents per diluted ADS, of the last quarter.

Balance Sheet and Cash Flow

Himax had $270.4 million of cash, cash equivalents and other financial assets as of June 30, 2021, compared to $107.1 million at the same time last year and $245.8 million a quarter ago. The higher cash balance was derived mainly from $85.2 million of operating cash inflow during the quarter, offset by the $59.6 million cash outflow for refundable deposits made for the purpose of securing foundry capacity. Restricted cash was $112.1 million at the end of Q2, compared to $114.8 million a quarter ago and $164.0 million a year ago. The restricted cash was mainly used to guarantee the short-term secured borrowings for the same amount. The Company had $55.5 million of long-term unsecured loans as of the end of Q2, of which $6.0 million was current portion.

The Company’s quarter-end inventories as of June 30, 2021 were $134.2 million, up from $114.9 million last quarter and down from $161.5 million a year ago. Compared to the prior year, its inventory remains at lower levels as customers request finished goods delivery as soon as they are available, reflecting the prolonged supply-demand imbalance. As the overall semiconductor industry is unlikely to have sizable capacity increases anytime soon while demand far outpaces supply, the Company anticipates similar level of inventory position in the next few quarters. Accounts receivable at the end of June 2021 was $329.0 million, up from $289.1 million last quarter and up from $206.1 million a year ago due to higher sales. DSO was 88 days at the quarter end, as compared to 101 days a year ago and 84 days at the end of the last quarter.

Net cash inflow from operating activities amounted to $85.2 million as compared to an inflow of $60.3 million last quarter and an outflow of $9.2 million for the same period last year. Investing activities saw a net cash outflow of $58.2 million during the second quarter mainly because of a net increase of $59.6 million in refundable deposits that the Company made during the second quarter for the purpose of securing foundry capacity. Also as part of investing activities, second quarter capital expenditures were $1.4 million, versus $2.0 million last quarter and $0.7 million a year ago. The second quarter capex was mainly for R&D related equipment of IC design business.

The Company declared an annual cash dividend of 27.2 cents per ADS during the second quarter, totaling $47.4 million and equivalent to 100% of last year’s net profit. The dividend was paid out on July 12, 2021. As before, Himax’s dividend was determined primarily by the prior year’s profitability. Company’s decision to pay out full net profit of last year demonstrated the management’s strong confidence for its business prospect.

Outstanding Share

As of June 30, 2021, Himax had 174.3 million ADS outstanding, little changed from last quarter. On a fully diluted basis, the total number of ADS outstanding was 174.7 million.

Q3 2021 Outlook

The semiconductor industry continues to go through a severe foundry shortage, especially in the mature process nodes where the Company is mainly anchored. With foundries running at more than full capacity while demand shows no indication of abating, the long-lasting unaddressed supply-demand imbalance remains. In view of the foundry shortage and anticipated growing demand for the foreseeable future, Himax has entered into strategic agreements with foundry partners to cover both short-term and long-term needs. Himax is in the process of entering into further such agreements, with some of them involving new foundry partners, leaving nothing untried to expand its capacity pool. Likewise, across various product lines, the Company is entering into strategic agreements with customers who wish to secure their IC supplies. Some of them are indirect customers who don’t necessarily source ICs directly from Himax but still wish to enter into supply deals with the Company to ensure that their direct vendors, mostly panel makers in Company's case, will get their desired supply quantities from Himax. All such contractual arrangements will help boost Company's future growth prospects and improve earnings visibility.

Notwithstanding all these efforts, demand continues to outpace supply and the Company believes the imbalance could last well into 2022. However, Himax is on track for more accessible capacity to grow its business quarter by quarter this year. Looking further ahead, the Company expects to also secure more capacity for 2022 as compared to this year. Will provide more details as they come available.

Display Driver IC Businesses

LDDIC

Himax expects Q3 large display driver IC revenue is projected to increase more than 30% sequentially with all the three major product lines set for further growth. In Q3, it expects both monitor and notebook businesses to post double-digit growth, benefiting from remote work and online schooling trends. For TV segment, it expects over 20% sequential growth in Q3 anchored by higher-end and larger-sized TVs, despite the slight dip in worldwide TV shipments anticipated for the second half. While demand remains resilient for Himax, supply still falls well short of demand fulfillment.

As consumers spend more time indoors and the number of connected devices per household is rising steadily, the Company is seeing more demand for advanced displays, such as higher resolution TV, higher refresh rate monitor, and ultra-large-sized, high-aspect-ratio curved-view displays. Himax continues to lead the high-end TV and gaming monitor markets by offering major panel makers and end customers total solutions of Company's driver ICs and advanced Tcons together. In addition, Himax is also working on next generation notebook DDICs, shooting for high-end and low power consumption features to enhance its product portfolio and market share gains.

SMDDIC

In Q3, revenue is expected to increase by low-teens sequentially and around 70% year-over-year, driven by persisting demand for tablet and automotive segments, while sales for smartphone are expected to see single digit decline. In Q3, the automotive driver business is set to grow by more than 30% sequentially and more than 150% year-over-year, once again showing the highest growth among the three segments in the small and medium-sized driver IC business. In early 2020, foreseeing the foundry shortage, Himax secured a long-term agreement with its strategic foundry partner to enlarge Company's capacity specifically for the automotive application. While the capacity accessible to the Company is still far behind customer demands right now, it has been able to grow its shipment and sales amidst the prevailing shortage especially for automotive ICs. As for the tablet market, the Company remains committed to allocating capacity in favor of tablet over smartphone to strengthen its leading position in the tablet driver market. For the third quarter, the Company expects tablet sales to grow by mid-teens and smartphone sales to be down single digit compared to the previous quarter, reflecting its capacity allocation decision. Again, Himax is unable to meet all customer demands due to tight foundry capacity.

Sales growth for tablet IC business is expected to extend into the third quarter thanks to robust consumer demand driven by unprecedented stay-at-home lifestyle. Tablet sales are expected to account for the highest proportion of all the product lines in Q3, benefitting from the proactive adoption by all leading non-iOS tablet names of the Company’s TDDI solutions. It’s worth highlighting that Himax is the dominant tablet TDDI player in non-iOS market, taking more than 60% market share.

Himax continues to lead in the next generation tablet TDDI technology by offering state-of-the-art solutions for higher frame rate, higher resolution, larger screen size and more accurate active stylus designs. Himax is glad to report that recently it started mass production for the world’s first 12.4” WQXGA super high-resolution tablet with a leading end customer. In addition, the Company successfully piloted its tablet TDDI solution for the fast-expanding education tablet, a market with great potential. For the third quarter, the Company expects tablet TDDI sales to grow mid-teens. Revenue of traditional DDIC for tablet is expected to increase high single digit sequentially.

The worldwide smartphone market confronted a short-term headwind from the recent spreading of the pandemic in the Southern Asia. However, the Company’s demand for smartphone still far surpasses supply. Limited by the total accessible capacity, it continues to strategically allocate capacity in favor of tablet over smartphone, as the Company mentioned before. Consequently, Himax anticipates its smartphone sales to be down single digit in Q3. Looking ahead at its smartphone TDDI lineups, the Company is undertaking new design developments supporting higher frame rate, ultra slim bezel and higher resolution features. It expects successful engagements with key customers in the coming quarters. Discrete drivers for smartphone, running at relatively low volume, are expected to grow strongly with seasonal demand for the third quarter.

Himax expects strong growth for its automotive IC business in Q3 on the backdrop of severe global IC shortage for the automotive market. With the rising volume for EV and anticipated proliferation of autonomous driving, the display for automotive market will grow in not only volume but also chip size and sophistication. As a world-leading automotive driver supplier who commands well over 30% of the global market, the Company is leading the charge in answering to such demands. Himax continues to work closely with panel suppliers, Tier-1 players, and car makers for their future generation display designs.

The most prominent among the new technologies for automotive display is TDDI which is especially critical for large size and free form displays. Himax is the pioneer in the world of automotive TDDI development, having started the first generation TDDI mass production as early as the second quarter of 2019. Taking advantage of the first mover position and its long-standing close engineering collaboration with Tier-1 customers, the Company further upgraded its design and now Company’s Gen 2 TDDI for automotive has officially entered into mass production in this quarter with dominating design-win coverage across literally all display makers, numerous Tier-1 players and leading car manufactures across all automotive markets. The number of awarded projects is already in the dozens and still growing quickly as speaks. Himax expects the TDDI volume to expand exponentially starting from this quarter.

Aside from providing comprehensive coverage to address varying design needs, most important of all, its product portfolio adheres to the demanding standards of quality and reliability required of automotive products. Himax’s early engagement with customers and mass production experience will prove invaluable for its long-term competitiveness.

Also during the third quarter, the Company is again pioneering in the launch of the leading-edge LTDI (Large-display Touch and Driver Integration) solution that incorporates sophisticated multi-chip system design and is essential for very large-sized, stylish, curved automotive displays in a customers’ upcoming first launch in vehicles. With these new technologies unleashed, Himax expects its automotive driver business to enjoy phenomenal growth for the next few years.

As AMOLED technology is embraced in the high-end display market, Himax is highly devoted to this area, covering smartphone, wearable, tablet and automotive areas. Its successful collaboration with BOE Varitronix, a subsidiary of BOE, the world’s largest TFT LCD player, on flexible AMOLED driver and Tcon for automotive application is expected to be in mass production commencing in the fourth quarter this year. The Company is also excited about the significant progress in other fields with major China panel partners and will update the status when appropriate.

Capacity shortage is expected to continue across all business segments in its small and medium-sized driver IC business. The Company’s shipping quantity will be constrained by capacity shortage during the third quarter.

Non-Driver Product Categories

TCON

For Q3, the Company anticipates mid-teens sequential growth in Tcon sales. While also still limited by accessible capacity, the Company is optimistic about long term growth prospect of the Tcon business with strong demand coming from some of the high value products areas such as 4K/8K TV, gaming monitor, and low power notebook. Looking further ahead, the Company is also particularly excited about the potential for automotive Tcon which incorporates its leading-edge local dimming feature that, coupled with mini-LED backlight, enables thousands of dimming zones for superior display contrast comparable to that of AMOLED. Company’s industry-leading local dimming Tcon already won numerous project awards from OEMs and Tier-1s. Himax believes Tcon segment will continue to be one of the growth drivers for its non-driver business.

WLO

In the third quarter, the Company will continue to support an anchor customer’s legacy product and anticipate sales to remain flat sequentially, which will help sustain WLO factory utilization. WLO technologies continue to play an important role in enabling future generation optical applications. As a leader in the diffractive optics field, the Company keeps on collaborating with worldwide tech giants and OEMs where it is fully involved in optical-related innovation and development of ToF 3D sensing, AR glasses, and other applications in a wide range of different fields

3D Sensing

Himax’s proprietary 3D decoder IC has been broadly acknowledged in the leading e-payment ecosystems in China since its initial mass production in the second half of 2020. Its 3D decoder IC provides high-performance decoding capability for high-precision face recognition and is particularly popular in areas such as door lock and industrial access control where privacy is a major concern. The Company expects more design-win awards and growing volume throughout the year.

Ultralow power smart sensing

To maximize market visibility and explore potential applications, the Company continues to push forward with two WiseEye business models, namely total solution and discrete component.

Himax’s WiseEye total solution implements ultralow power computer vision AI that aims at endpoint devices with constraints in processor resource and power consumption. In addition to the design-win for a mainstream application from a leading tech name that it reported last quarter, the Company is pleased to report new awards during the second quarter from utility meter, battery camera and panoramic video conferencing applications. Some of these applications are expected to enter into mass production beginning the fourth quarter of 2021. Himax continues to work on various new solutions covering a wide variety of applications including door bell, surveillance, smart city, healthcare, agriculture and many other AIoT devices, with joint efforts from multiple algorithm partners in different domains, including Himax subsidiary Emza. Himax is at the forefront of delivering cutting-edge ultralow power smart image sensing solutions to the edge AI markets.

For WiseEye key component business model, the Company reinforced its go-to-market strategy by intensively participating in leading AI partners’ infrastructures and ecosystems. Following the successful collaboration with Google’s TensorFlow Lite for Microcontrollers and Microsoft Azure, it also joined Arm AI Partner Program and tinyML Foundation in an attempt to reach out to more diverse AI communities. More recently, the Company teamed up with online store Digi-Key, in addition to SparkFun that it announced before, to showcase its edge device components and easy-to-use development tools for developers to conveniently access Himax’s WiseEye solution. Hundreds of evaluation boards and developments kits have been purchased online and distributed to AI developers across the globe. With extended outreach to various AI channels, the Company has received priceless feedbacks from numerous users for different application domains that never occurred to it. Himax is excited about the business progress and is confident that WiseEye will play a key role in its non-driver segment looking ahead into 2022 and beyond.

For non-driver IC business, the Company expects revenue to increase low-single digit sequentially in the third quarter.

Third Quarter 2021 Guidance
The Company is providing the following financial guidance for the third quarter of 2021:
Net Revenue:	To increase by 13% to 17% sequentially
Gross Margin:	To be 50.5% to 52.0%, depending on final product mix
Non-IFRS Profit:	To be 75.0 cents to 81.0 cents per diluted ADS
IFRS Profit:	To be 63.0 cents to 69.0 cents per diluted ADS

For the third quarter, the Company expects further revenue growth from the already high level of Q2 2021. Gross margin shall see another uptick and could reach another quarterly high. With the increases of both revenue and margin, Himax anticipates net profit shall increase substantially in the third quarter.

Similar to Company’s usual practice, Himax will grant RSUs on or around September 30 this year for employees’ share-based compensation. Q3 guidance for IFRS profit per diluted ADS has taken into account the expected 2021 RSU grant, which, subject to Board approval, is now assumed to be around $75 million, out of which $26.3 million, or 11.8 cents per diluted ADS, will be vested and expensed immediately on the grant date. As a reminder, the total RSU amount and the immediately vested portion are Company’s current best estimates only and could vary materially depending on, among other things, its Q4 profit and the final Board decision for the total RSU amount and its vesting scheme. As is the case for previous years, the RSU grant in 2021 would lead to higher third quarter IFRS operating expenses compared to the other quarters of the year. In comparison, the 2020 RSUs totaled $5.0 million, out of which $4.8 million was vested immediately. Needless to say, Company’s estimated total RSU amount is significantly higher than those of the prior years due to the anticipated record high profit for this year. This is an illustration of its appreciation to the team for their hard work. This also demonstrates Himax’s confidence in its long-term growth prospects.

HIMAX TECHNOLOGIES SECOND QUARTER 2021 EARNINGS CONFERENCE CALL
DATE:	Thursday, August 5th, 2021
TIME:	U.S.	8:00 a.m. EDT
	Taiwan	8:00 p.m.
DIAL IN:	U.S. +1 (866) 444-9147
INTERNATIONAL +1 (678) 509-7569
CONFERENCE ID:	7248119
WEBCAST:	https://edge.media-server.com/mmc/p/hbt43kh5

A replay of the call will be available beginning two hours after the call through 11:30 a.m. US EDT on August 13th , 2021 (11:30 p.m. Taiwan time, August 13th , 2021) on www.himax.com.tw and by telephone at +1 (855) 859-2056 (US Domestic) or +1 (404) 537-3406 (International). The conference ID number is 7248119. This call is being webcast by Nasdaq and can be accessed by clicking on this link or Himax’s website, where the webcast can be accessed through August 5th, 2022.

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ: HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, automotive, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs and LCoS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers CMOS image sensors, wafer level optics for AR devices, 3D sensing and ultralow power smart sensing, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical device, home appliance, AIoT, etc. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,000 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Israel, and the US. Himax has 3,023 patents granted and 503 patents pending approval worldwide as of June 30, 2021. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

Forward Looking Statements

Factors that could cause actual events or results to differ materially from those described in this conference call include, but are not limited to, the effect of the Covid-19 pandemic on the Company’s business; general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortage in supply of key components; changes in environmental laws and regulations; changes in export license regulated by Export Administration Regulations (EAR); exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2020 filed with the SEC, as may be amended.

Company Contacts:

Eric Li, Chief IR/PR Officer
Himax Technologies, Inc.
Tel: +886-6-505-0880
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Karen Tiao, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Mark Schwalenberg, Director
Investor Relations - US Representative
MZ North America
Tel: +1-312-261-6430
Email: HIMX@mzgroup.us
www.mzgroup.us

-Financial Tables-

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(These interim financials do not fully comply with IFRS because they omit all interim disclosure required by IFRS)
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended June 30,		Three Months Ended March 31,
	2021	2020	2021

Revenues
Revenues from third parties, net	$365,257	$186,984	$308,983
Revenues from related parties, net	4	-	20
	365,261	186,984	309,003

Costs and expenses:
Cost of revenues	191,665	147,726	184,722
Research and development	28,924	28,403	29,523
General and administrative	6,398	5,662	5,772
Sales and marketing	4,248	3,548	4,186
Total costs and expenses	231,235	185,339	224,203

Operating income	134,026	1,645	84,800

Non operating income (loss):
Interest income	220	263	195
Changes in fair value of financial assets at fair value through profit or loss	(21)	(83)	(33)
Foreign currency exchange gains (losses), net	(559)	1	555
Finance costs	(260)	(551)	(260)
Share of profits (losses) of associates	(184)	12	(274)
Other income	50	22	11
	(754)	(336)	194
Profit before income taxes	133,272	1,309	84,994
Income tax expense	24,954	365	18,699
Profit for the period	108,318	944	66,295
Loss attributable to noncontrolling interests	573	439	601
Profit attributable to Himax Technologies, Inc. stockholders	$108,891	$1,383	$66,896

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.623	$0.008	$0.384
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.623	$0.008	$0.383

Basic Weighted Average Outstanding ADS	174,667	172,618	174,414
Diluted Weighted Average Outstanding ADS	174,729	173,158	174,680

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Six Months Ended June 30,
	2021	2020

Revenues
Revenues from third parties, net	$674,240	$371,578
Revenues from related parties, net	24	-
	674,264	371,578

Costs and expenses:
Cost of revenues	376,387	290,398
Research and development	58,447	56,092
General and administrative	12,170	11,466
Sales and marketing	8,434	7,330
Total costs and expenses	455,438	365,286

Operating income	218,826	6,292

Non operating income (loss):
Interest income	415	659
Changes in fair value of financial assets at fair value through profit or loss	(54)	(148)
Foreign currency exchange losses, net	(4)	(54)
Finance costs	(520)	(1,144)
Share of losses of associates	(458)	(79)
Other income	61	57
	(560)	(709)
Profit before income taxes	218,266	5,583
Income tax expense	43,653	1,829
Profit for the period	174,613	3,754
Loss attributable to noncontrolling interests	1,174	923
Profit attributable to Himax Technologies, Inc. stockholders	$175,787	$4,677

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$1.007	$0.027
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$1.006	$0.027

Basic Weighted Average Outstanding ADS	174,542	172,599
Diluted Weighted Average Outstanding ADS	174,802	173,224

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of profit or loss categories is summarized as follows:	Three Months Ended June 30,		Three Months Ended March 31,
	2021	2020	2021
Share-based compensation
Cost of revenues	$-	$5	$-
Research and development	-	122	-
General and administrative	-	15	-
Sales and marketing	-	26	-
Income tax benefit	-	(31)	-
Total	$-	$137	$-

The amount of acquisition-related charges included in applicable statements of profit or loss categories is summarized as follows:

Acquisition-related charges
Research and development	$276	$277	$277
Income tax benefit	(64)	(65)	(65)
Total	$212	$212	$212

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of profit or loss categories is summarized as follows:	Six Months Ended June 30,
	2021	2020
Share-based compensation
Cost of revenues	$-	$15
Research and development	-	391
General and administrative	-	40
Sales and marketing	-	66
Income tax benefit	-	(95)
Total	$-	$417

The amount of acquisition-related charges included in applicable statements of profit or loss categories is summarized as follows:

Acquisition-related charges
Research and development	$553	$553
Income tax benefit	(129)	(129)
Total	$424	$424

Himax Technologies, Inc.
IFRS Unaudited Condensed Consolidated Statements of Financial Position
(Amounts in Thousands of U.S. Dollars)
	June 30, 2021	June 30, 2020	March 31, 2021
Assets
Current assets:
Cash and cash equivalents	$251,725	$96,130	$227,378
Financial assets at amortized cost	13,542	10,929	11,881
Financial assets at fair value through profit or loss	5,144	-	6,561
Accounts receivable, net	329,019	206,075	289,067
Accounts receivable from related parties	4	-	29
Inventories	134,243	161,474	114,945
Income taxes receivable	91	75	44
Restricted deposit	112,100	164,000	114,800
Other receivable from related parties	1,209	1,200	1,215
Other current assets	28,962	24,246	35,274
Total current assets	876,039	664,129	801,194
Financial assets at fair value through profit or loss	13,902	13,352	13,930
Financial assets at fair value through other comprehensive income	557	737	541
Equity method investments	4,205	3,660	3,944
Property, plant and equipment, net	137,031	137,530	136,250
Deferred tax assets	8,043	14,537	15,708
Goodwill	28,138	28,138	28,138
Other intangible assets, net	7,147	7,953	7,428
Restricted deposit	35	135	35
Refundable deposits	79,154	1,182	13,308
Other non-current assets	437	851	857
	278,649	208,075	220,139
Total assets	$1,154,688	$872,204	$1,021,333
Liabilities and Equity
Current liabilities:
Short-term unsecured borrowings	$-	$58,437	$-
Current portion of long-term unsecured borrowings	6,000	-	6,000
Short-term secured borrowings	104,000	164,000	104,000
Accounts payable	208,302	161,474	191,304
Accounts payable to related parties	2,186	-	1,189
Income taxes payable	39,587	3,960	32,033
Other payable to related parties	2,804	2,740	2,497
Contract liabilities	6,567	1,338	6,694
Other current liabilities	88,506	33,411	43,331
Total current liabilities	457,952	425,360	387,048
Long-term unsecured borrowings	49,500	-	51,000
Net defined benefit liabilities	48	50	47
Deferred tax liabilities	1,011	1,284	1,073
Other non-current liabilities	32,513	9,989	30,012
	83,072	11,323	82,132
Total liabilities	541,024	436,683	469,180
Equity
Ordinary shares	107,010	107,010	107,010
Additional paid-in capital	108,180	105,686	107,743
Treasury shares	(5,788)	(8,656)	(5,820)
Accumulated other comprehensive income	(545)	(1,110)	(694)
Retained earnings	400,980	230,564	339,493
Equity attributable to owners of Himax Technologies, Inc.	609,837	433,494	547,732
Noncontrolling interests	3,827	2,027	4,421
Total equity	613,664	435,521	552,153
Total liabilities and equity	$1,154,688	$872,204	$1,021,333

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended June 30,		Three Months Ended March 31,
	2021	2020	2021

Cash flows from operating activities:
Profit for the period	$108,318	$944	$66,295
Adjustments for:
Depreciation and amortization	5,449	5,881	5,272
Share-based compensation expenses	-	168	-
Gain on disposal of property, plant and equipment, net	-	(242)	-
Changes in fair value of financial assets at fair value through profit or loss	21	83	33
Interest income	(220)	(263)	(195)
Finance costs	260	551	260
Income tax expense	24,954	365	18,699
Share of losses (profits) of associates	184	(12)	274
Inventories write downs	1,646	3,413	2,475
Unrealized foreign currency exchange losses (gains)	544	(59)	(725)
	141,156	10,829	92,388
Changes in:
Accounts receivable	(39,952)	(19,340)	(45,441)
Accounts receivable to related parties	25	-	(29)
Inventories	(20,944)	(16,456)	(8,713)
Other receivable from related parties	6	-	(15)
Other current assets	(2,219)	(602)	(2,876)
Accounts payable	16,898	15,875	19,501
Accounts payable to related parties	997	-	(379)
Other payable to related parties	307	300	(75)
Net defined benefit liabilities	1	1	-
Contract liabilities	(127)	51	72
Other current liabilities	633	1,314	(319)
Other non-current liabilities	(1,188)	-	6,680
Cash generated from operating activities	95,593	(8,028)	60,794
Interest received	317	548	90
Interest paid	(260)	(555)	(270)
Income tax paid	(10,453)	(1,123)	(294)
Net cash provided by (used in) operating activities	85,197	(9,158)	60,320

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(1,398)	(708)	(2,016)
Proceeds from disposal of property, plant and equipment	-	247	-
Acquisitions of intangible assets	(144)	(6)	-
Acquisitions of financial assets at amortized cost	(2,658)	(1,425)	(3,979)
Proceeds from disposal of financial assets at amortized cost	1,025	1,446	677
Acquisitions of financial assets at fair value through profit or loss	(13,007)	(2,483)	(3,546)
Proceeds from disposal of financial assets at fair value through profit or loss	14,797	2,502	4,747
Proceeds from capital reduction of investment	-	-	151
Acquisitions of equity method investments	-	-	(598)
Decrease (increase) in refundable deposits	(59,563)	177	(1,197)
Releases (pledges) of restricted deposit	2,700	(3)	(10,694)
Net cash used in investing activities	(58,248)	(253)	(16,455)

Cash flows from financing activities:
Payments of cash dividends	(20)	-	-
Proceeds from short-term unsecured borrowings	-	58,403	10,000
Repayments of short-term unsecured borrowings	-	(67,818)	(10,000)
Repayments of long-term unsecured borrowings	(1,500)	-	(1,500)
Proceeds from short-term secured borrowings	60,000	87,000	97,000
Repayments of short-term secured borrowings	(60,000)	(87,000)	(97,000)
Payment of lease liabilities	(1,236)	(669)	(970)
Proceeds from exercise of employee stock options	35	173	1,117
Net cash used in financing activities	(2,721)	(9,911)	(1,353)
Effect of foreign currency exchange rate changes on cash and cash equivalents	119	(225)	(72)
Net increase (decrease) in cash and cash equivalents	24,347	(19,547)	42,440
Cash and cash equivalents at beginning of period	227,378	115,677	184,938
Cash and cash equivalents at end of period	$251,725	$96,130	$227,378

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Six Months Ended June 30,
	2021	2020

Cash flows from operating activities:
Profit for the period	$174,613	$3,754
Adjustments for:
Depreciation and amortization	10,721	11,635
Share-based compensation expenses	-	512
Gain on disposal of property, plant and equipment, net	-	(242)
Changes in fair value of financial assets at fair value through profit or loss	54	148
Interest income	(415)	(659)
Finance costs	520	1,144
Income tax expense	43,653	1,829
Share of losses of associates	458	79
Inventories write downs	4,121	7,490
Unrealized foreign currency exchange gains	(181)	(50)
	233,544	25,640
Changes in:
Accounts receivable	(85,393)	(41,132)
Accounts receivable to related parties	(4)	-
Inventories	(29,657)	(25,190)
Other receivable from related parties	(9)	-
Other current assets	(5,095)	106
Accounts payable	36,399	47,154
Accounts payable to related parties	618	-
Other payable to related parties	232	520
Net defined benefit liabilities	1	-
Contract liabilities	(55)	(564)
Other current liabilities	314	(2,912)
Other non-current liabilities	5,492	(74)
Cash generated from operating activities	156,387	3,548
Interest received	407	729
Interest paid	(530)	(1,185)
Income tax paid	(10,747)	(1,663)
Net cash provided by operating activities	145,517	1,429

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(3,414)	(3,800)
Proceeds from disposal of property, plant and equipment	-	247
Acquisitions of intangible assets	(144)	(78)
Acquisitions of financial assets at amortized cost	(6,637)	(2,162)
Proceeds from disposal of financial assets at amortized cost	1,702	2,211
Acquisitions of financial assets at fair value through profit or loss	(16,553)	(3,588)
Proceeds from disposal of financial assets at fair value through profit or loss	19,544	3,599
Proceeds from capital reduction of investment	151	-
Acquisitions of equity method investments	(598)	-
Increase in refundable deposits	(60,760)	(2,837)
Pledges of restricted deposit	(7,994)	(2)
Net cash used in investing activities	(74,703)	(6,410)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

Cash flows from financing activities:
Payments of cash dividends	(20)	-
Proceeds from short-term unsecured borrowings	10,000	198,137
Repayments of short-term unsecured borrowings	(10,000)	(196,952)
Repayments of long-term unsecured borrowings	(3,000)	-
Proceeds from short-term secured borrowings	157,000	124,000
Repayments of short-term secured borrowings	(157,000)	(124,000)
Payment of lease liabilities	(2,206)	(1,131)
Proceeds from exercise of employee stock options	1,152	173
Net cash provided by (used in) financing activities	(4,074)	227
Effect of foreign currency exchange rate changes on cash and cash equivalents	47	(171)
Net increase (decrease) in cash and cash equivalents	66,787	(4,925)
Cash and cash equivalents at beginning of period	184,938	101,055
Cash and cash equivalents at end of period	$251,725	$96,130

Himax Technologies, Inc.
Non-IFRS Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation and Acquisition-Related Charges:
	Three Months Ended June 30,		Three Months Ended March 31,
	2021	2020	2021
Revenues	$365,261	$186,984	$309,003
Gross profit	173,596	39,258	124,281
Add: Share-based compensation – cost of revenues	-	5	-
Gross profit excluding share-based compensation	173,596	39,263	124,281
Gross margin excluding share-based compensation	47.5%	21.0%	40.2%
Operating income	134,026	1,645	84,800
Add: Share-based compensation	-	168	-
Operating income excluding share-based compensation	134,026	1,813	84,800
Add: Acquisition-related charges –intangible assets amortization	276	277	277
Operating income excluding share-based compensation and acquisition-related charges	134,302	2,090	85,077
Operating margin excluding share-based compensation and acquisition-related charges	36.8%	1.1%	27.5%
Profit attributable to Himax Technologies, Inc. stockholders	108,891	1,383	66,896
Add: Share-based compensation, net of tax	-	137	-
Add: Acquisition-related charges, net of tax	212	212	212
Profit attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	109,103	1,732	67,108
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	29.9%	0.9%	21.7%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges equals profit attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Himax Technologies, Inc.
Non-IFRS Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation and Acquisition-Related Charges:
	Six Months Ended June 30,
	2021	2020
Revenues	$674,264	$371,578
Gross profit	297,877	81,180
Add: Share-based compensation – cost of revenues	-	15
Gross profit excluding share-based compensation	297,877	81,195
Gross margin excluding share-based compensation	44.2%	21.9%
Operating income	218,826	6,292
Add: Share-based compensation	-	512
Operating income excluding share-based compensation	218,826	6,804
Add: Acquisition-related charges –intangible assets amortization	553	553
Operating income excluding share-based compensation and acquisition-related charges	219,379	7,357
Operating margin excluding share-based compensation and acquisition-related charges	32.5%	2.0%
Profit attributable to Himax Technologies, Inc. stockholders	175,787	4,677
Add: Share-based compensation, net of tax	-	417
Add: Acquisition-related charges, net of tax	424	424
Profit attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	176,211	5,518
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	26.1%	1.5%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges equals profit attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Diluted Earnings Per ADS Attributable to Himax Technologies, Inc. Stockholders Excluding Share-based Compensation and Acquisition-Related Charges: (Amounts in U.S. Dollars)

	Three Months Ended June 30,	Six Months Ended June 30,
	2021	2021
Diluted IFRS earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.623	$1.006
Add: Share-based compensation per ADS	-	-
Add: Acquisition-related charges per ADS	$0.001	$0.002

Diluted non-IFRS earnings per ADS attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	$0.624	$1.008

Numbers do not add up due to rounding